As filed with the Securities and Exchange Commission on June 7, 2011
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Rambus Inc.
(Exact name of Registrant as specified in its charter)

Delaware	94-3112828
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1050 Enterprise Way, Suite 700
Sunnyvale, CA 94089
(408) 462-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas R. Lavelle
Senior Vice President and General Counsel
Rambus Inc.
1050 Enterprise Way, Suite 700
Sunnyvale, CA 94089
(408) 462-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Aaron J. Alter
Robert T. Ishii
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate	Registration
Securities to be Registered	to be Registered(1)	Price Per Share(2)	Offering Price(2)	Fee
Common stock, $0.001 par value per share	6,380,806	$13.86	$88,437,971	$10,268

(1)	Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this Registration Statement shall also cover any additional shares of the Registrant’s common stock that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration that increases the number of the Registrant’s outstanding shares of common stock.

(2)	Estimated in accordance with Rule 457(c) solely for purposes of calculating the registration fee on the basis of the average of the high and low prices of Registrant’s common stock as reported on The NASDAQ Global Select Market on June 6, 2011.

PROSPECTUS

DATED JUNE 7, 2011

6,380,806 SHARES

Common Stock

The selling stockholders of Rambus Inc. (“Rambus,” “we,” or the “Company”) listed herein may offer and resell up to 6,380,806 shares of Rambus common stock under this prospectus. The selling stockholders acquired these shares from us pursuant to a Merger Agreement dated May 12, 2011, by and among Rambus, Padlock Acquisition Corp., a California corporation and a wholly-owned subsidiary of Rambus, Cryptography Research, Inc. (“CRI”), a California corporation and the shareholder representative, in connection with our acquisition of CRI. The selling stockholders (which term as used herein includes their respective donees, transferees, assignees or other successors in interest) may sell these shares through public or private transactions at market prices prevailing at the time of sale or at negotiated prices. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on The NASDAQ Global Market under the symbol “RMBS.” On June 6, 2011, the last reported sale price for our common stock on The NASDAQ Global Market was $13.68 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the following summary together with the more detailed information regarding our company, the common stock being registered hereby, and our financial statements and notes thereto incorporated by reference in this prospectus.

Overview

We are a premier intellectual property and technology licensing company. Our primary focus is the creation, design, development and licensing of patented innovations, technologies and architectures that are foundational to nearly all digital electronics products and systems. Our patented innovations and technologies aim to improve the performance, power efficiency, time-to-market and cost-effectiveness of our customers’ products, components and systems offered and used in semiconductors, computers, mobile applications, gaming and graphics, consumer electronics, lighting displays and general lighting. By licensing our patented innovations and technologies, we hope to continuously enrich the end-user experience of the digital electronics products and systems marketed and sold by our customers and licensees. We believe we have established an unparalleled licensing platform and business model that will continue to foster the development of new foundational and leading innovations and technologies. As a result, our goal is to create significant licensing opportunities, and thereby perpetuate strong company operating performance and long term stockholder value.

While we have historically focused our efforts in developing and licensing patented innovations and technologies for the semiconductor industry, particularly in the area of chip interfaces, we have initiated diversification efforts to expand our portfolio of patented innovations and technologies into lighting and displays, mobile communications, and additional semiconductor technologies. We expect to continue this diversification initiative through the acquisition of assets and the hiring of the inventors, scientists and engineers who will lead the effort to further develop these patented innovations and technologies in these new areas of focus. During 2010, we initiated an internal structural reorganization to establish separate business groups for our semiconductor industry focused operations (“Semiconductor Business Group” or “SBG”) and operations focused on new or emerging licensing opportunities (“New Business Group” or “NBG”) which includes our lighting and display technology (“LDT”) group. We expect this internal realignment to help drive efficiencies in operations and optimize our licensing platform and business model as we expand and diversify into new markets.

As of December 31, 2010, our semiconductor, chip interface, lighting, display and other technologies are covered by approximately 1,180 U.S. and foreign patents. Additionally, we have approximately 850 patent applications pending. These patents and patent applications cover important inventions in memory and logic chip interfaces, optoelectronics, mobile applications and other technologies. Some of the patents and pending patent applications are derived from a common parent patent application or are foreign counterpart patent applications. We have a program to file applications for and obtain patents in the United States and in selected foreign countries where we believe filing for such protection is appropriate and would further our overall strategy and objectives. In some instances, obtaining appropriate levels of protection may involve prosecuting continuation and counterpart patent applications based on a common parent application. We believe that our patented innovations provide our customers means to achieve higher performance, improved power efficiency, lower risk, and greater cost-effectiveness in their digital electronics products and systems.

Our patented innovations and technologies are offered to our customers through either a patent license or a technology license. Our revenues are primarily derived from patent licenses, through which we provide a license to our broad portfolio of patented innovations primarily to semiconductor and system companies who use these innovations in the development and manufacture of their own products. Our patent licensing agreements may provide a license to all or part of our patent portfolio for a particular use, product or technology. The patent license essentially provides our customers with a defined right to use our patented innovations in the customer’s own digital electronics products and systems. Patent license agreements are generally structured with variable royalty payments, although some agreements include fixed payments over certain defined periods.

We also offer our customers technology licenses. We typically offer technology licenses to support the implementation and adoption of our patented innovations and technologies through know-how and technology transfers, product design, development, and system integration consulting and engineering services. Our technology license offerings also include a range of solutions developed by Rambus, which include “leadership” solutions (which are Rambus-proprietary solutions widely licensed to our customers) and industry-standard solutions that we provide to our customers under license for incorporation into our customers’ digital electronics products and systems. Due to the often complex nature of implementing state-of-the art technology, we also offer engineering services to our customers to help them successfully integrate our solutions into their digital electronics products and systems. These technology license agreements may have both a fixed price (non-recurring) component and ongoing royalties. Engineering services are generally offered on a fixed price basis. Further, under technology licenses, our customers typically receive licenses to our patents necessary to implement these solutions in their products with specific rights and restrictions to the applicable patents elaborated in their individual contracts with us.

We were founded in 1990 and reincorporated in Delaware in March 1997. Our principal executive offices are located at 1050 Enterprise Way, Suite 700, Sunnyvale, California. Our Internet address is www.rambus.com. The contents of our website are not incorporated by reference in or otherwise a part of this prospectus.

Recent Developments

On May 12, 2011, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Padlock Acquisition Corp., a California corporation and our wholly-owned subsidiary (“Merger Sub”), Cryptography Research, Inc., a California corporation (“CRI”), and the shareholder representative party thereto. Pursuant to the terms of the Merger Agreement, on June 3, 2011, Merger Sub merged with and into CRI, with CRI as the surviving corporation and our wholly owned subsidiary.

In the transaction we paid consideration consisting of $167,500,000 cash and approximately 6.4 million shares of our common stock (which was determined to be equal to $125,000,000 divided by the average closing sales price per share of our common stock over the 15 business days prior to May 12, 2011). In addition, we have agreed to pay $50,000,000 to CRI employees in cash or our common stock, at our option, over three years following June 3, 2011 (the “Retention Bonus”). A portion of the transaction consideration consisting of (i) $15,000,000 cash, and (ii) approximately 1.3 million shares of our common stock (determined to be equal to $25,000,000 divided by the average closing sales price per share of our common stock over the 15 business days prior to May 12, 2011), will be placed in escrow until December 2012, subject to any claims, to fund any indemnification obligations to us following the consummation of the merger.

Pursuant to the Merger Agreement, the Retention Bonus will be paid to certain CRI employees and contractors that have joined us following consummation of the merger, subject to certain eligibility and acceleration provisions, in amounts equal to $16,666,666 from the $50,000,000 retention bonus pool on each of June 3, 2012, June 3, 2013 and June 3, 2014. The first retention bonus payment will be made in cash and the following two payments will be made in either cash or shares of our common stock, at our option.

The foregoing is a summary of the material provisions of the Merger Agreement. This summary is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement, which we will file with the SEC as an exhibit to our quarterly report on Form 10-Q for the second quarter of 2011. Our stockholders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Rambus, CRI or any of their respective subsidiaries.

On May 13, 2011, the United States Court of Appeals for the Federal Circuit (“CAFC”) issued its opinions in the cases with Hynix Semiconductor and Micron Technology Inc. In the Micron case, the CAFC affirmed the district court’s determination that Rambus spoliated documents, but vacated the court’s dismissal sanction (including the district court’s determination of bad faith and prejudice) and remanded the case for further consideration by the U.S. District Court for Delaware. In the Hynix case, the CAFC vacated the spoliation findings of the U.S. District Court for the Northern District of California that Rambus had not spoliated documents. The CAFC vacated the district court’s final judgment and remanded the case to the district court for further proceedings consistent with the CFAC’s opinions in the Micron and Hynix cases. The CAFC affirmed the district court’s decisions in Rambus’ favor on the patent and conduct trial issues and affirmed the district court’s decisions in Hynix’s favor on the claims at issue in Rambus’ cross-appeal.

On June 2, 2011, Rambus signed a patent license agreement with Freescale Semiconductor. The agreement covers the use of Rambus patented innovations for memory controllers and serial links in a broad range of logic integrated circuit (IC) products offered by Freescale. In addition, the two companies have agreed to settle all claims between them including resolution of past use of Rambus’ patented innovations.

The Shares Offered in this Prospectus

Common stock offered by the selling stockholders	6,380,806 shares

Our common stock is listed on The NASDAQ Global Market under the symbol	“RMBS”

Use of proceeds	All of the shares of common stock being offered under this prospectus are being sold by the selling stockholders. Accordingly, we will not receive any proceeds from the sale of these shares.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in or incorporated by reference into this prospectus, before making an investment decision. Because of the following factors, as well as other variables affecting our operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. See also “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus.

Risks Associated With Our Business, Industry and Market Conditions

If market leaders do not adopt our innovations, our results of operations could decline.

An important part of our strategy is to penetrate our target market segments by working with leaders in those market segments. This strategy is designed to encourage other participants in those segments to follow such leaders in adopting our innovations. If a high profile industry participant adopts our innovations but fails to achieve success with its products or adopts and achieves success with a competing technology, our reputation and sales could be adversely affected. For example, if our commercial relationships with Samsung do not achieve success, our reputation could be adversely affected given the market position of Samsung as a leading memory manufacturer. In addition, some industry participants have adopted, and others may in the future adopt, a strategy of disparaging our memory solutions adopted by their competitors or a strategy of otherwise undermining the market adoption of our solutions.

We target system companies to adopt our chip interface technologies, particularly those that develop and market high volume business and consumer products, which were traditionally focused on PCs, including PC graphics processors, and video game consoles, and now include HDTVs, cellular and digital phones, personal digital assistants (“PDAs”), digital cameras and other consumer electronics that incorporate all varieties of memory and chip interfaces. In particular, our strategy includes gaining acceptance of our technology in high volume consumer applications, including video game consoles, such as the Sony PlayStation®3, HDTVs and set top boxes. As we diversify our technologies, such as through the establishment of our LDT group, we will seek out other target markets in and related to computing, gaming and graphics, consumer electronics, mobile and general lighting applications. We are subject to many risks beyond our control that influence whether or not a potential licensee or partner company will adopt our technologies, including, among others:

•	competition faced by a company in its particular industry;

•	the timely introduction and market acceptance of a company’s products;

•	the engineering, sales and marketing and management capabilities of a company;

•	technical challenges unrelated to our innovations faced by a company in developing its products;

•	the financial and other resources of a company;

•	the supply of semiconductors from our memory and chip interface licensees in sufficient quantities and at commercially attractive prices;

•	the ability to establish the prices at which the chips containing our chip interfaces are made available to system companies; and

•	the degree to which our licensees promote our innovations to their customers.

There can be no assurance that consumer products that currently use our technology will continue to do so, nor can there be any assurance that the consumer products that incorporate our technology will be successful in their markets in order to generate expected royalties, nor can there be any assurance that any of our technologies selected for licensing will be implemented in a commercially developed or distributed product. If any of these events occur and market leaders do not successfully adopt our technologies, our strategy may not be successful and, as a result, our results of operations could decline.

We have traditionally operated in an industry that is highly cyclical and in which the number of our potential customers may be in decline as a result of industry consolidation, and we face intense competition in all of our target markets that may cause our results of operations to suffer.

The semiconductor industry is intensely competitive and has been impacted by price erosion, rapid technological change, short product life cycles, cyclical market patterns and increasing foreign and domestic competition. As the semiconductor industry is highly cyclical, significant economic downturns characterized by diminished demand, erosion of average selling prices, production overcapacity and production capacity constraints could affect the semiconductor industry. We have just emerged from such a period of economic downturn. As a result, we may achieve a reduced number of licenses, tightening of customers’ operating budgets, difficulty or inability of our customers to pay our licensing fees, extensions of the approval process for new licenses and consolidation among our customers, all of which may adversely affect the demand for our technology and may cause us to experience substantial period-to-period fluctuations in our operating results.

Many of our customers operate in industries that have experienced significant declines as a result of the recent economic downturn. In particular, DRAM manufacturers, which make up a majority of our existing and potential licensees, have suffered material losses and other adverse effects to their businesses. These factors may result in industry consolidation as companies seek to reduce costs and improve profitability through business combinations. Consolidation among our existing DRAM and other customers may result in loss of revenues under existing license agreements. Consolidation among companies in the DRAM and other industries within which we license our technology may reduce the number of future licensees for our products and services. In either case, consolidation in the DRAM and other industries in which we operate may negatively impact our short-term and long-term business prospects, licensing revenues and results of operations.

We face competition from semiconductor and intellectual property companies who provide their own DDR memory chip interface technology and solutions. In addition, most DRAM manufacturers, including our XDRtm licensees, produce versions of DRAM such as SDR, DDRx, GDDRx SDRAM and LPDDRx which compete with XDRtm chips. We believe that our principal competition for memory chip interfaces may come from our licensees and prospective licensees, some of which are evaluating and developing products based on technologies that they contend or may contend will not require a license from us. In addition, our competitors are also taking a system approach similar to ours in seeking to solve the application needs of system companies. Many of these companies are larger and may have better access to financial, technical and other resources than we possess. Wider applications of other developing memory technologies, including FLASH memory, may also pose competition to our licensed memory solutions.

JEDEC has standardized what it calls extensions of DDR, known as DDR2 and DDR3. Other efforts are underway to create other products including those sometimes referred to as GDDR4 and GDDR5, as well as new ways to integrate products such as system-in-package DRAM. To the extent that these alternatives might provide comparable system performance at lower or similar cost than XDRtm memory chips, or are perceived to require the payment of no or lower royalties, or to the extent other factors influence the industry, our licensees and prospective licensees may adopt and promote alternative technologies. Even to the extent we determine that such alternative technologies infringe our patents, there can be no assurance that we would be able to negotiate agreements that would result in royalties being paid to us without litigation, which could be costly and the results of which would be uncertain.

The display industry is intensely competitive and is impacted by rapid technological change, shifting government mandates, cyclical market patterns and increasing foreign and domestic competition. In particular, our LDT group faces competition from system and subsystem providers of backlighting and general lighting solutions, some of which have substantial resources and operations.

If for any of these reasons we cannot effectively compete in these primary market segments, our results of operations could suffer.

If our NBG does not succeed, our results of operations may be adversely affected.

The future success of our NBG, which includes our LDT group, depends on our ability to develop new or emerging licensing opportunities, diversify our business into lighting and displays, mobile communications and additional semiconductor technologies, and, specifically for our LDT group, improve the visual capabilities, form factor, power efficiency and cost-effectiveness of backlighting of LCD displays in products for computing, gaming and graphics, consumer electronics, mobile and general lighting applications.

We will need to keep pace with rapid changes in advanced lighting and optoelectronics technology, changing consumer requirements, new product introductions and evolving industry standards, any of which could render our existing technology obsolete if we fail to respond in a timely manner. The extent to which companies in the general lighting industry adopt solid state lighting and license our lighting technologies, and the timing of such adoption and licensing, if it occurs at all, is subject to many factors beyond our control and is not predictable by us. We are subject to many risks beyond our control that influence whether or not a potential licensee or partner company will adopt and license our lighting technologies.

The development, application and licensing of new backlit lighting technologies is a complex process subject to a number of uncertainties, including the integration of our LDT group into the rest of our company and the limited resources of the LDT group. Our competitors have significant marketing, workforce, financial and other resources and longer operating history which could make acceptance of our lighting technologies more difficult. If others develop innovative proprietary lighting technology that is superior to ours or if we fail to accurately anticipate technology and market trends, respond on a timely basis with our own new enhancements and technology, and achieve broad market acceptance of these enhancements and technology, our competitive position may be harmed and our operating results may be adversely affected.

In order to grow, we may have to invest more resources in research and development than anticipated, which could increase our operating expenses and negatively impact our operating results.

If new competitors, technological advances by existing competitors, our entry into new markets, and/or development of new technologies or other competitive factors require us to invest significantly greater resources than anticipated in our research and development efforts, our operating expenses would increase. For the three months ended March 31, 2011 and 2010, research and development expenses were $23.3 million and $21.7 million, respectively, including stock-compensation of approximately $2.5 million and $2.6 million, respectively. If we are required to invest significantly greater resources than anticipated in research and development efforts without an increase in revenue, especially with respect to our LDT group and any other new technologies that we pursue outside of our core memory and chip interface technologies, our operating results could decline. Research and development expenses are likely to fluctuate from time to time to the extent we make periodic incremental investments in research and development, including as a result of our investment in new technologies, and these investments may be independent of our level of revenue. In order to grow, which may include entering new markets and/or developing new technologies, we anticipate that we will continue to devote substantial resources to research and development. We expect these expenses to increase in absolute dollars in the foreseeable future due to the increased complexity and the greater number of products under development as well as selectively hiring additional employees.

Our revenue is concentrated in a few customers, and if we lose any of these customers, our revenue may decrease substantially.

We have a high degree of revenue concentration. As a result of our settlement with Samsung, Samsung accounted for a significant portion of our ongoing licensing revenue since 2010. Our top five licensees represented approximately 74% and 94% of our revenues for the three months ended March 31, 2011 and 2010, respectively. For the three months ended March 31, 2011, revenues from Elpida, NVIDIA, Samsung and Toshiba each accounted for 10% or more of our total revenue. For the three months ended March 31, 2010, revenue from Samsung accounted for 10% or more of our total revenue. We expect to continue to experience significant revenue concentration for the foreseeable future.

In addition, some of our commercial agreements require us to provide certain customers with the lowest royalty rate that we provide to other customers for similar technologies, volumes and schedules. These clauses may limit our ability to effectively price differently among our customers, to respond quickly to market forces, or otherwise to compete on the basis of price. The particular licensees which account for revenue concentration have varied from period to period as a result of the addition of new contracts, expiration of existing contracts, renewal of existing contracts, industry consolidation, including the combination in 2010 of NEC and Renesas, the expiration of deferred revenue schedules under existing contracts, and the volumes and prices at which the licensees have recently sold licensed semiconductors to system companies. These variations are expected to continue in the foreseeable future, although we anticipate that revenue will continue to be concentrated in a limited number of licensees.

We are in negotiations with licensees and prospective licensees to reach patent license agreements for DRAM devices and DRAM controllers. We expect that patent license royalties will continue to vary from period to period based on our success in renewing existing license agreements and adding new licensees, as well as the level of variation in our licensees’ reported shipment volumes, sales price and mix, offset in part by the proportion of licensee payments that are fixed. However, we cannot provide any assurance that we will reach agreement on renewal terms or that the royalty rates we will be entitled to receive under the new agreements will be as favorable to us as our current agreements. If we are unsuccessful in renewing any of these patent license agreements, our results of operations may decline significantly.

If we cannot respond to rapid technological change in our target markets by developing new innovations in a timely and cost-effective manner, our operating results will suffer.

We derive most of our revenue from our chip interface technologies that we have patented. We expect that this dependence on our fundamental technology will continue for the foreseeable future. The semiconductor industry is characterized by rapid technological change, with new generations of semiconductors being introduced periodically and with ongoing improvements. The introduction or market acceptance of competing chip interfaces that render our chip interfaces less desirable or obsolete would have a rapid and material adverse effect on our business, results of operations and financial condition. The announcement of new chip interfaces by us could cause licensees or system companies to delay or defer entering into arrangements for the use of our current chip interfaces, which could have a material adverse effect on our business, financial condition and results of operations. We are dependent on the semiconductor industry to develop test solutions that are adequate to test our chip interfaces and to supply such test solutions to our customers and us.

Our continued success depends on our ability to introduce and patent enhancements and new generations of our chip interface technologies that keep pace with other changes in the semiconductor industry and which achieve rapid market acceptance. We must continually devote significant engineering resources to addressing the ever increasing need for higher speed chip interfaces associated with increases in the speed of microprocessors and other controllers. The technical innovations that are required for us to be successful are inherently complex and require long development cycles, and there can be no assurance that our development efforts will ultimately be successful. In addition, these innovations must be:

•	completed before changes in the semiconductor industry render them obsolete;

•	available when system companies require these innovations; and

•	sufficiently compelling to cause semiconductor manufacturers to enter into licensing arrangements with us for these new technologies.

Significant technological innovations generally require a substantial investment before their commercial viability can be determined, and this concept applies to all of our target markets. There can be no assurance that we have accurately estimated the amount of resources required to complete our innovation efforts, or that we will have, or be able to expend, sufficient resources required for the development of our innovations. In addition, there is market risk associated with these products for which we develop technological innovations, and there can be no assurance that unit volumes, and their associated royalties, will occur. If our technology fails to capture or maintain a portion of the high volume target consumer market, our business results could suffer.

We have in the past and may in the future make acquisitions or enter into mergers, strategic transactions or other arrangements that could cause our business to suffer.

As part of our strategic initiatives, we currently are evaluating, and expect to continue to engage in, investments in or acquisitions of companies, products, patents or technologies, and the entry into strategic transactions or other arrangements. We completed a number of acquisitions in 2009, 2010 and 2011, including, most recently the acquisition of Cryptography Research, Inc. These acquisitions, investments, transactions or arrangements are likely to range in size, some of which may be significant. After completing our acquisitions, we may experience difficulty integrating that company’s or division’s personnel and operations, which could negatively affect our operating results. In addition:

•	the key personnel of the acquired entity or business may decide not to work for us or may not perform according to our expectations;

•	we may experience additional legal, financial and accounting challenges and complexities in areas such as licensing, tax planning, cash management and financial reporting;

•	our ongoing business, including our operations, technology development and deliveries to our customers, may be disrupted or receive insufficient management attention, and employee retention and productivity could also suffer;

•	we may not be able to recognize the financial benefits we anticipated and/or we may suffer losses, both with respect to our ongoing business and the acquired entity or business;

•	our increasing international presence resulting from acquisitions may increase our exposure to international currency, tax and political risks; and

•	our lack of experience in new markets, products or technologies may cause us to fail to recognize the forecasted financial and strategic benefits of the acquisition.

In connection with our strategic initiatives related to future acquisitions or mergers, strategic transactions or other arrangements, we may incur substantial expenses regardless of whether any transactions occur. Further, the risks described above may be exacerbated as a result of managing multiple acquisitions simultaneously.

In addition, we may be required to assume the liabilities of the companies or related to the businesses we acquire. The assumption of such liabilities may include those related to intellectual property infringement or indemnification of customers of acquired businesses for similar claims, which could materially and adversely affect our business.

We may have to incur debt or issue equity securities to pay for any future acquisition, the issuance of which could involve restrictive covenants or be dilutive to our existing stockholders.

Some of our revenue is subject to the pricing policies of our licensees over whom we have no control.

We have no control over our licensees’ pricing of their products and there can be no assurance that licensee products using or containing our chip interfaces will be competitively priced or will sell in significant volumes. One important requirement for our memory chip interfaces is for any premium charged by our licensees in the price of memory and controller chips over alternatives to be reasonable in comparison to the perceived benefits of the chip interfaces. If the benefits of our technology do not match the price premium charged by our licensees, the resulting decline in sales of products incorporating our technology could harm our operating results.

Our licensing cycle is lengthy and costly and our marketing and licensing efforts may be unsuccessful.

The process of persuading customers to adopt and license our chip interface and other technologies can be lengthy and, even if successful, there can be no assurance that our technologies will be used in a product that is ultimately brought to market, achieves commercial acceptance, or results in significant royalties to us. We generally incur significant marketing and sales expenses prior to entering into our license agreements, generating a license fee and establishing a royalty stream from each licensee. The length of time it takes to establish a new licensing relationship can take many months or even years. In addition, our ongoing intellectual property litigation and regulatory actions have and will likely continue to have an impact on our ability to enter into new licenses and renewals of licenses. As such, we may incur costs in any particular period before any associated revenue stream begins, if at all. If our marketing and sales efforts are very lengthy or unsuccessful, then we may face a material adverse effect on our business and results of operations as a result of delay or failure to obtain royalties.

Future revenue is difficult to predict for several reasons, and our failure to predict revenue accurately may cause us to miss analysts’ estimates and result in our stock price declining.

Our lengthy and costly license negotiation cycle and our ongoing intellectual property litigation make our future revenue difficult to predict because we may not be successful in entering into licenses with our customers on our estimated timelines and we are reliant on the litigation timelines for any results or settlements, such as our January 2010 settlement with Samsung.

While some of our license agreements provide for fixed, quarterly royalty payments, many of our license agreements provide for volume-based royalties, and may also be subject to caps on royalties in a given period. The sales volume and prices of our licensees’ products in any given period can be difficult to predict. As a result, our actual results may differ substantially from analyst estimates or our forecasts in any given quarter.

In addition, a portion of our revenue comes from development and support services provided to our licensees. Depending upon the nature of the services, a portion of the related revenue may be recognized ratably over the support period, or may be recognized according to contract accounting. Contract revenue accounting may result in deferral of the service fees to the completion of the contract, or may be recognized over the period in which services are performed on a percentage-of-completion basis. There can be no assurance that the product development schedule for these projects will not be changed or delayed. All of these factors make it difficult to predict future licensing revenue and may result in our missing previously announced earnings guidance or analysts’ estimates which would likely cause our stock price to decline.

Our quarterly and annual operating results are unpredictable and fluctuate, which may cause our stock price to be volatile and decline.

Since many of our revenue components fluctuate and are difficult to predict, and our expenses are largely independent of revenue in any particular period, it is difficult for us to accurately forecast revenue and profitability. Factors other than those set forth above, which are beyond our ability to control or assess in advance, that could cause our operating results to fluctuate include:

•	semiconductor and system companies’ acceptance of our chip interface products;

•	the success of high volume consumer applications;

•	the dependence of our royalties upon fluctuating sales volumes and prices of licensed chips that include our technology;

•	the seasonal shipment patterns of systems incorporating our chip interface products;

•	the loss of any strategic relationships with system companies or licensees;

•	semiconductor or system companies discontinuing major products incorporating our chip interfaces;

•	the unpredictability of litigation results or settlements and the timing and amount of any litigation expenses;

•	changes in our customers’ development schedules and levels of expenditure on research and development;

•	our licensees terminating or failing to make payments under their current contracts or seeking to modify such contracts, whether voluntarily or as a result of financial difficulties;

•	the results of our efforts to expand into new target markets, such as with our LDT group;

•	changes in our strategies, including changes in our licensing focus and/or acquisitions of companies with business models or target markets different from our own; and

•	changes in the economy and credit market and their effects upon demand for our technology and the products of our licensees.

We believe that royalties will continue to represent a majority of total revenue for the foreseeable future. For the three months ended March 31, 2011 and 2010, royalties accounted for 95% and 99%, respectively, of our total revenue. Royalties are generally recognized in the quarter in which we receive a report from a licensee regarding the sale of licensed chips in the prior quarter; however, royalties are recognized only if collectability is assured. As a result of these uncertainties and effects being outside of our control, royalty revenue is difficult to predict and makes it difficult to develop accurate financial forecasts, which could cause our stock price to become volatile and decline.

A substantial portion of our revenue is derived from sources outside of the United States and this revenue and our business generally are subject to risks related to international operations that are often beyond our control.

For the three months ended March 31, 2011 and 2010, revenue received from our international customers constituted approximately 78% and 97% of our total revenue, respectively. As a result of our continued focus on international markets, we expect that future revenue derived from international sources will continue to represent a significant portion of our total revenue.

To date, all of the revenue from international licensees has been denominated in U.S. dollars. However, to the extent that such licensees’ sales to systems companies are not denominated in U.S. dollars, any royalties which are based as a percentage of the customer’s sales that we receive as a result of such sales could be subject to fluctuations in currency exchange rates. In addition, if the effective price of licensed semiconductors sold by our foreign licensees were to increase as a result of fluctuations in the exchange rate of the relevant currencies, demand for licensed semiconductors could fall, which in turn would reduce our royalties. We do not use financial instruments to hedge foreign exchange rate risk.

We currently have international design operations in India and business development operations in Japan, Korea, Taiwan and Germany. Our international operations and revenue are subject to a variety of risks which are beyond our control, including:

•	export controls, tariffs, import and licensing restrictions and other trade barriers;

•	profits, if any, earned abroad being subject to local tax laws and not being repatriated to the United States or, if repatriation is possible, limited in amount;

•	treatment of revenue from international sources and changes to tax codes, including being subject to foreign tax laws and being liable for paying withholding, income or other taxes in foreign jurisdictions, such as withholding taxes in Korea;

•	foreign government regulations and changes in these regulations;

•	social, political and economic instability;

•	lack of protection of our intellectual property and other contract rights by jurisdictions in which we may do business to the same extent as the laws of the United States;

•	changes in diplomatic and trade relationships;

•	cultural differences in the conduct of business both with licensees and in conducting business in our international facilities and international sales offices;

•	operating centers outside the United States;

•	hiring, maintaining and managing a workforce remotely and under various legal systems; and

•	geo-political issues.

We and our licensees are subject to many of the risks described above with respect to companies which are located in different countries, particularly home video game console, PC and other consumer electronics manufacturers located in Asia and elsewhere. There can be no assurance that one or more of the risks associated with our international operations could not result in a material adverse effect on our business, financial condition or results of operations.

Weak global economic conditions may adversely affect demand for the products and services of our licensees.

Our operations and performance depend significantly on worldwide economic conditions, and the U.S. and world economies are emerging from a prolonged period of weak economic conditions. Uncertainty about global economic conditions poses a risk as consumers and businesses may postpone spending in response to tighter credit, negative financial news and declines in income or asset values, which could have a material negative effect on the demand for the products of our licensees in the foreseeable future. Other factors that could influence demand include continuing increases in fuel and energy costs, competitive pressures, including pricing pressures, from companies that have competing products, changes in the credit market, conditions in the residential real estate and mortgage markets, consumer confidence, and other macroeconomic factors affecting consumer spending behavior. If our licensees experience reduced demand for their products as a result of economic conditions or otherwise, our business and results of operations could be harmed.

If our counterparties are unable to fulfill their financial and other obligations to us, our business and results of operations may be affected adversely.

Any downturn in economic conditions or other business factors could threaten the financial health of our counterparties, including companies with whom we have entered into licensing arrangements, settlement agreements, or that have been subject to litigation judgments that provide for payments to us, and their ability to fulfill their financial and other obligations to us. Such financial pressures on our counterparties may eventually lead to bankruptcy proceedings or other attempts to avoid financial obligations that are due to us under licenses, settlement agreements or litigation judgments. Because bankruptcy courts have the power to modify or cancel contracts of the petitioner which remain subject to future performance and alter or discharge payment obligations related to pre-petition debts, we may receive less than all of the payments that we would otherwise be entitled to receive from any such counterparty as a result of a bankruptcy proceedings. For example, in 2009, two of our counterparties, Qimonda and Spansion, were subject to insolvency proceedings in their applicable jurisdictions as a result of a downturn in business which led to lower than anticipated or no payment to us. If we are unable to collect all of such payments owed to us, or if other of our counterparties enter into bankruptcy or otherwise seek to renegotiate their financial obligations to us as a result of the deterioration of their financial health, our business and results of operations may be affected adversely.

If we are unable to attract and retain qualified personnel, our business and operations could suffer.

Our success is dependent upon our ability to identify, attract, compensate, motivate and retain qualified personnel, especially engineers, who can enhance our existing technologies and introduce new technologies. Competition for qualified personnel, particularly those with significant industry experience, is intense, in particular in the San Francisco Bay Area where we are headquartered and in the area of Bangalore, India where we have a design center. We are also dependent upon our senior management personnel. The loss of the services of any of our senior management personnel, or key sales personnel in critical markets, or critical members of staff, or of a significant number of our engineers could be disruptive to our development efforts or business relationships and could cause our business and operations to suffer.

The recent natural disaster in Japan could disrupt our operations and those of our customers and adversely affect our results of operations.

A number of our licensees have headquarters and/or manufacturing facilities in Japan, depend on other Japanese suppliers for materials and/or depend on the Japanese market for ongoing product demand. Some of our licensees’ may also have closed or limited operations resulting from the recent earthquake and tsunami in Japan and may be affected by the consequences of the natural disaster that has affected Japan, which have included rolling blackouts, decreased access to raw materials, limited ability to ship inventory and the risk of nuclear contamination. If our licensees are unable to manufacture and ship the products that incorporate our technology or if our there is a decrease in product demand in Japan, our royalty revenue may decline as some of our licenses rely on per unit royalties.

Our operations are subject to risks of natural disasters, acts of war, terrorism or widespread illness at our domestic and international locations, any one of which could result in a business stoppage and negatively affect our operating results.

Our business operations depend on our ability to maintain and protect our facility, computer systems and personnel, which are primarily located in the San Francisco Bay Area. The San Francisco Bay Area is in close proximity to known earthquake fault zones. Our facility and transportation for our employees are susceptible to damage from earthquakes and other natural disasters such as fires, floods and similar events. Should an earthquake or other catastrophes, such as fires, floods, power loss, communication failure or similar events disable our facilities, we do not have readily available alternative facilities from which we could conduct our business, which stoppage could have a negative effect on our operating results. Acts of terrorism, widespread illness and war could also have a negative effect at our international and domestic facilities.

Our business and operating results may be harmed if we undertake any restructuring activities or if we are unable to manage growth in our business.

From time to time, we may undertake to restructure our business. There are several factors that could cause a restructuring to have an adverse effect on our business, financial condition and results of operations. These include potential disruption of our operations, the development of our technology, the deliveries to our customers and other aspects of our business. Employee morale and productivity could also suffer and we may lose employees whom we want to keep. Loss of sales, service and engineering talent, in particular, could damage our business. Any restructuring would require substantial management time and attention and may divert management from other important work. Employee reductions or other restructuring activities also cause us to incur restructuring and related expenses such as severance expenses. Moreover, we could encounter delays in executing any restructuring plans, which could cause further disruption and additional unanticipated expense.

Our business historically experienced periods of rapid growth that placed significant demands on our managerial, operational and financial resources. In the event that we return to such a period of growth, whether through internal expansion or acquisitions of other businesses or technologies, we would need to improve and expand our management, operational and financial systems and controls. We also would need to expand, train and manage our employee base. We cannot assure you that in connection with any such growth we will be able to timely and effectively meet demand and maintain the quality standards required by our existing and potential customers and licensees. If we ineffectively manage our growth or we are unsuccessful in recruiting and retaining personnel, our business and operating results will be harmed.

Unanticipated changes in our tax rates or in the tax laws and regulations could expose us to additional income tax liabilities which could affect our operating results and financial condition.

We are subject to income taxes in both the United States and various foreign jurisdictions. Significant judgment is required in determining our worldwide provision (or benefit) for income taxes and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations as well as other factors. Our tax determinations are regularly subject to audit by tax authorities and developments in those audits could adversely affect our income tax provision. Although we believe that our tax estimates are reasonable, the final determination of tax audits or tax disputes may be different from what is reflected in our historical income tax provisions which could affect our operating results.

Our results of operations could vary as a result of the methods, estimates and judgments we use in applying our accounting policies.

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on our results of operations, including the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities, as described elsewhere in this report. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, investments, income taxes, litigation, goodwill and intangibles, and other contingencies. Such methods, estimates, and judgments are, by their nature, subject to substantial risks, uncertainties, and assumptions, and factors may arise over time that lead us to change our methods, estimates, and judgments. In addition, actual results may differ from these estimates under different assumptions or conditions.

Changes in those methods, estimates, and judgments could significantly affect our results of operations. In particular, the measurement of share-based compensation expense requires us to use valuation methodologies and a number of assumptions, estimates, and conclusions regarding matters such as expected forfeitures, expected volatility of our share price, and the exercise behavior of our employees. Changes in these factors may affect both our reported results (including cost of contract revenue, research and development expenses, marketing, general and administrative expenses and our effective tax rate) and any forward-looking projections we make that incorporate projections of share-based compensation expense. Furthermore, there are no means, under applicable accounting principles, to compare and adjust our reported expense if and when we learn about additional information that may affect the estimates that we previously made, with the exception of changes in expected forfeitures of share-based awards.

Factors may arise that lead us to change our estimates and assumptions with respect to future share-based compensation arrangements, resulting in variability in our share-based compensation expense over time.

Risks Related to Corporate Governance and Capitalization Matters

The price of our common stock may fluctuate significantly, which may make it difficult for holders to resell their shares when desired or at attractive prices.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “RMBS.” The trading price of our common stock has been subject to wide fluctuations which we expect to continue in the future in response to, among other things, the following:

•	new litigation or developments in current litigation, including an unfavorable outcome to us from court proceedings relating to our ongoing litigation and reaction to any settlements that we enter into with former litigants;

•	any progress, or lack of progress, real or perceived, in the development of products that incorporate our innovations;

•	our signing or not signing new licensees;

•	announcements of our technological innovations or new products by us, our licensees or our competitors;

•	positive or negative reports by securities analysts as to our expected financial results;

•	developments with respect to patents or proprietary rights and other events or factors;

•	trading activity related to our share repurchase plans; and

•	issuance of additional securities by us, such as our issuance of approximately 9.6 million shares of common stock to Samsung in connection with our settlement agreement in January 2010.

In addition, the stock market in general, and prices for companies in our industry in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Because our outstanding senior convertible notes are convertible into shares of our common stock, volatility or depressed prices of our common stock could have a similar effect on the trading price of our notes. In addition, the existence of the notes may encourage short selling in our common stock by market participants because the conversion of the notes could depress the price of our common stock. Sales of substantial amounts of shares of our common stock in the public market, or the perception that those sales may occur, could cause the market price of our common stock to decline. In addition, lack of positive performance in our stock price may adversely affect our ability to retain key employees.

We have been party to, and may in the future be subject to, lawsuits relating to securities law matters which may result in unfavorable outcomes and significant judgments, settlements and legal expenses which could cause our business, financial condition and results of operations to suffer.

In connection with our stock option investigation, we and certain of our current and former officers and directors, as well as our current auditors, were subject to several stockholder derivative actions, securities fraud class actions and/or individual lawsuits filed in federal court against us and certain of our current and former officers and directors. The complaints generally allege that the defendants violated the federal and state securities laws and state law claims for fraud and breach of fiduciary duty. While we have settled the derivative and securities fraud class actions, the individual lawsuits continue to be adjudicated. For more information about the historic litigation described above, see Note 13, “Litigation and Asserted Claims,” of Notes to Unaudited Consolidated Financial Statements of our Form 10-Q for the quarter ended March 31, 2011. The amount of time to resolve these current and any future lawsuits is uncertain, and these matters could require significant management and financial resources which could otherwise be devoted to the operation of our business. Although we have expensed or accrued for certain liabilities that we believe will result from certain of these actions, the actual costs and expenses to defend and satisfy all of these lawsuits and any potential future litigation may exceed our current estimated accruals, possibly significantly. Unfavorable outcomes and significant judgments, settlements and legal expenses in litigation related to our past and any future securities law claims could have material adverse impacts on our business, financial condition, results of operations, cash flows and the trading price of our common stock.

We are leveraged financially, which could adversely affect our ability to adjust our business to respond to competitive pressures and to obtain sufficient funds to satisfy our future research and development needs, to protect and enforce our intellectual property and other needs.

We have indebtedness. In 2009, we issued $172.5 million aggregate principal amount of our 2014 Notes. The degree to which we are leveraged could have important consequences, including, but not limited to, the following:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, litigation, general corporate or other purposes may be limited;

•	a substantial portion of our cash flows from operations in the future will be dedicated to the payment of the principal of our indebtedness as we are required to pay the principal amount of our 2014 Notes in cash upon conversion if specified conditions are met or when due;

•	if upon any conversion of our 2014 Notes we are required to satisfy our conversion obligation with shares of our common stock or we are required to pay a “make-whole” premium with shares of our common stock, our existing stockholders’ interest in us would be diluted; and

•	we may be more vulnerable to economic downturns, less able to withstand competitive pressures and less flexible in responding to changing business and economic conditions.

A failure to comply with the covenants and other provisions of our debt instruments could result in events of default under such instruments, which could permit acceleration of all of our notes. Any required repayment of our notes as a result of a fundamental change or other acceleration would lower our current cash on hand such that we would not have those funds available for use in our business.

If we are at any time unable to generate sufficient cash flows from operations to service our indebtedness when payment is due, we may be required to attempt to renegotiate the terms of the instruments relating to the indebtedness, seek to refinance all or a portion of the indebtedness or obtain additional financing. There can be no assurance that we will be able to successfully renegotiate such terms, that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to us.

In addition, we may be required to purchase the shares of contingently redeemable common stock for an aggregate purchase price of up to $100.0 million that may be put back to us by Samsung in July or August 2011, which would reduce our cash resources.

If securities or industry analysts change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our business or our market. If one or more of the analysts who cover us change their recommendation regarding our stock adversely, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including new Securities and Exchange Commission, regulations and NASDAQ rules, have historically created uncertainty for companies such as ours. Any new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Any new investment of resources to comply with evolving laws, regulations and standards, may result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed and our business and operations would suffer.

Our restated certificate of incorporation and bylaws, Delaware law and our outstanding convertible notes contain provisions that could discourage transactions resulting in a change in control, which may negatively affect the market price of our common stock.

Our restated certificate of incorporation, our bylaws and Delaware law contain provisions that might enable our management to discourage, delay or prevent a change in control. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. Pursuant to such provisions:

•	our board of directors is authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock, which means that a new stockholder rights plan could be implemented by our board to replace our old plan that has now expired;

•	our board of directors is staggered into two classes, only one of which is elected at each annual meeting;

•	stockholder action by written consent is prohibited;

•	nominations for election to our board of directors and the submission of matters to be acted upon by stockholders at a meeting are subject to advance notice requirements;

•	certain provisions in our bylaws and certificate of incorporation such as notice to stockholders, the ability to call a stockholder meeting, advance notice requirements and action of stockholders by written consent may only be amended with the approval of stockholders holding 66 2/3% of our outstanding voting stock;

•	our stockholders have no authority to call special meetings of stockholders; and

•	our board of directors is expressly authorized to make, alter or repeal our bylaws.

We are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our outstanding voting stock, the person is an

“interested stockholder” and may not engage in any “business combination” with us for a period of three years from the time the person acquired 15% or more of our outstanding voting stock.

Certain provisions of our outstanding convertible notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase, at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest on the notes, all or a portion of their notes. We may also be required to issue additional shares of our common stock upon conversion of such notes in the event of certain fundamental changes.

Litigation, Regulation and Business Risks Related to our Intellectual Property

We face current and potential adverse determinations in litigation stemming from our efforts to protect and enforce our patents and intellectual property, which could broadly impact our intellectual property rights, distract our management and cause a substantial decline in our revenue and stock price.

We seek to diligently protect our intellectual property rights. In connection with the extension of our licensing program to SDR SDRAM-compatible and DDR SDRAM-compatible products, we became involved in litigation related to such efforts against different parties in multiple jurisdictions. In each of these cases, we have claimed infringement of certain of our patents, while the manufacturers of such products have generally sought damages and a determination that the patents in suit are invalid, unenforceable, and not infringed. Among other things, the opposing parties have alleged that certain of our patents are unenforceable because we engaged in document spoliation, litigation misconduct and/or acted improperly during our 1991 to 1995 participation in the JEDEC standard setting organization (including allegations of antitrust violations and unfair competition). We have also become involved in litigation related to infringement of our patents related to products having certain peripheral interfaces. See Note 13, “Litigation and Asserted Claims,” of Notes to Unaudited Consolidated Financial Statements of our Form 10-Q for the quarter ended March 31, 2011.

There can be no assurance that any or all of the opposing parties will not succeed, either at the trial or appellate level, with such claims or counterclaims against us or that they will not in some other way establish broad defenses against our patents, achieve conflicting results, or otherwise avoid or delay paying royalties for the use of our patented technology. Moreover, there is a risk that if one party prevails against us, other parties could use the adverse result to defeat or limit our claims against them; conversely, there can be no assurance that if we prevail against one party, we will succeed against other parties on similar claims, defenses, or counterclaims. In addition, there is the risk that the pending litigations and other circumstances may cause us to accept less than what we now believe to be fair consideration in settlement.

Any of these matters or any future intellectual property litigation, whether or not determined in our favor or settled by us, is costly, may cause delays (including delays in negotiating licenses with other actual or potential licensees), will tend to discourage future design partners, will tend to impair adoption of our existing technologies and divert the efforts and attention of our management and technical personnel from other business operations. In addition, we may be unsuccessful in our litigation if we have difficulty obtaining the cooperation of former employees and agents who were involved in our business during the relevant periods related to our litigation and are now needed to assist in cases or testify on our behalf. Furthermore, any adverse determination or other resolution in litigation could result in our losing certain rights beyond the rights at issue in a particular case, including, among other things: our being effectively barred from suing others for violating certain or all of our intellectual property rights; our patents being held invalid or unenforceable or not infringed; our being subjected to significant liabilities; our being required to seek licenses from third parties; our being prevented from licensing our patented technology; or our being required to renegotiate with current licensees on a temporary or permanent basis. Even if we are successful in our litigation, or any settlement of such litigation, there is no guarantee that the applicable opposing parties will be able to pay any damages awards timely or at all as a result of financial difficulties or otherwise. Delay or any or all of these adverse results could cause a substantial decline in our revenue and stock price.

An adverse resolution by or with a governmental agency could result in severe limitations on our ability to protect and license our intellectual property, and would cause our revenue to decline substantially.

From time to time, we are subject to proceedings by government agencies, such as our Federal Trade Commission and European Commission proceedings over the past several years. These proceedings may result in adverse determinations against us or in other outcomes that could limit our ability to enforce or license our intellectual property, and could cause our revenue to decline substantially.

In addition, third parties have and may attempt to use adverse findings by a government agency to limit our ability to enforce or license our patents in private litigations, to challenge or otherwise act against us with respect to such government agency proceedings, such as the attempts by Hynix to appeal our settlement with the European Commission, and to assert claims for monetary damages against us. Although we have successfully defeated certain attempts to do so, there can be no assurance that other third parties will not be successful in the future or that additional claims or actions arising out of adverse findings by a government agency will not be asserted against us.

Further, third parties have sought and may seek review and reconsideration of the patentability of inventions claimed in certain of our patents by the U.S. Patent and Trademark Office (“PTO”) and/or the European Patent Office (the “EPO”). Currently, we are subject to several re-examination proceedings, including proceedings initiated by Hynix, Micron and NVIDIA as a defensive action in connection with our litigation against those companies. An adverse decision by the PTO or EPO could invalidate some or all of these patent claims and could also result in additional adverse consequences affecting other related U.S. or European patents, including in our intellectual property litigation. If a sufficient number of such patents are impaired, our ability to enforce or license our intellectual property would be significantly weakened and this could cause our revenue to decline substantially.

The pendency of any governmental agency acting as described above may impair our ability to enforce or license our patents or collect royalties from existing or potential licensees, as our litigation opponents may attempt to use such proceedings to delay or otherwise impair any pending cases and our existing or potential licensees may await the final outcome of any proceedings before agreeing to new licenses or pay royalties.

Litigation or other third-party claims of intellectual property infringement could require us to expend substantial resources and could prevent us from developing or licensing our technology on a cost-effective basis.

Our research and development programs are in highly competitive fields in which numerous third parties have issued patents and patent applications with claims closely related to the subject matter of our programs. We have also been named in the past, and may in the future be named, as a defendant in lawsuits claiming that our technology infringes upon the intellectual property rights of third parties. In the event of a third-party claim or a successful infringement action against us, we may be required to pay substantial damages, to stop developing and licensing our infringing technology, to develop non-infringing technology, and to obtain licenses, which could result in our paying substantial royalties or our granting of cross licenses to our technologies. Threatened or ongoing third-party claims or infringement actions may prevent us from pursuing additional development and licensing arrangements for some period. For example, we may discontinue negotiations with certain customers for additional licensing of our patents due to the uncertainty caused by our ongoing litigation on the terms of such licenses or of the terms of such licenses on our litigation. We may not be able to obtain licenses from other parties at a reasonable cost, or at all, which could cause us to expend substantial resources, or result in delays in, or the cancellation of, new product.

If we are unable to successfully protect our inventions through the issuance and enforcement of patents, our operating results could be adversely affected.

We have an active program to protect our proprietary inventions through the filing of patents. There can be no assurance, however, that:

•	any current or future U.S. or foreign patent applications will be approved and not be challenged by third parties;

•	our issued patents will protect our intellectual property and not be challenged by third parties;

•	the validity of our patents will be upheld;

•	our patents will not be declared unenforceable;

•	the patents of others will not have an adverse effect on our ability to do business;

•	Congress or the U.S. courts or foreign countries will not change the nature or scope of rights afforded patents or patent owners or alter in an adverse way the process for seeking patents;

•	changes in law will not be implemented that will affect our ability to protect and enforce our patents and other intellectual property;

•	new legal theories and strategies utilized by our competitors will not be successful;

•	others will not independently develop similar or competing chip interfaces or design around any patents that may be issued to us; or

•	factors such as difficulty in obtaining cooperation from inventors, pre-existing challenges or litigation, or license or other contract issues will not present additional challenges in securing protection with respect to patents and other intellectual property that we acquire.

If any of the above were to occur, our operating results could be adversely affected.

Our inability to protect and own the intellectual property we create would cause our business to suffer.

We rely primarily on a combination of license, development and nondisclosure agreements, trademark, trade secret and copyright law, and contractual provisions to protect our non-patentable intellectual property rights. If we fail to protect these intellectual property rights, our licensees and others may seek to use our technology without the payment of license fees and royalties, which could weaken our competitive position, reduce our operating results and increase the likelihood of costly litigation. The growth of our business depends in large part on the use of our intellectual property in the products of third party manufacturers, and our ability to enforce intellectual property rights against them to obtain appropriate compensation. In addition, effective trade secret protection may be unavailable or limited in certain foreign countries. Although we intend to protect our rights vigorously, if we fail to do so, our business will suffer.

We rely upon the accuracy of our licensees’ recordkeeping, and any inaccuracies or payment disputes for amounts owed to us under our licensing agreements may harm our results of operations.

Many of our license agreements require our licensees to document the manufacture and sale of products that incorporate our technology and report this data to us on a quarterly basis. While licenses with such terms give us the right to audit books and records of our licensees to verify this information, audits rarely are undertaken because they can be expensive, time consuming, and potentially detrimental to our ongoing business relationship with our licensees. Therefore, we typically rely on the accuracy of the reports from licensees without independently verifying the information in them. Our failure to audit our licensees’ books and records may result in our receiving more or less royalty revenue than we are entitled to under the terms of our license agreements. If we conduct royalty audits in the future, such audits may trigger disagreements over contract terms with our licensees and such disagreements could hamper customer relations, divert the efforts and attention of our management from normal operations and impact our business operations and financial condition.

Any dispute regarding our intellectual property may require us to indemnify certain licensees, the cost of which could severely hamper our business operations and financial condition.

In any potential dispute involving our patents or other intellectual property, our licensees could also become the target of litigation. While we generally do not indemnify our licensees, some of our license agreements provide limited indemnities, and some require us to provide technical support and information to a licensee that is involved in litigation involving use of our technology. In addition, we may agree to indemnify others in the future. Any of these indemnification and support obligations could result in substantial expenses. In addition to the time and expense required for us to indemnify or supply such support to our licensees, a licensee’s development, marketing and sales of licensed semiconductors could be severely disrupted or shut down as a result of litigation, which in turn could severely hamper our business operations and financial condition as a result of lower or no royalty payments.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary” and “Risk Factors,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, without limitation, predictions regarding the following aspects of our future:

•	Success in the markets of our or our licensees’ products;

•	Sources of competition;

•	Research and development costs and improvements in technology;

•	Sources, amounts and concentration of revenue, including royalties;

•	Success in renewing license agreements;

•	Product development;

•	Acquisitions, mergers or strategic transactions;

•	Pricing policies of our licensees;

•	Engineering, marketing and general and administration expenses;

•	Contract revenue;

•	Operating results;

•	International licenses and operations and the operations of our licensees in Japan;

•	Issuances of our securities, which could involve restrictive covenants or be dilutive to our existing stockholders;

•	Interest and other income, net;

•	Effects of changes in the economy and credit market on our industry and business;

•	Deterioration of financial health of commercial counterparties and their ability to meet their obligations to us;

•	Ability to identify, attract, motivate and retain qualified personnel;

•	Restructuring activities;

•	Growth in our business;

•	Methods, estimates and judgments in accounting policies;

•	Adoption of new accounting pronouncements;

•	Effective tax rates;

•	Realization of deferred tax assets/release of deferred tax valuation allowance;

•	Repurchases of our Common Stock pursuant to share repurchase programs, contingently redeemable Common Stock which we may be required to repurchase or other repurchases;

•	Trading price of our Common Stock;

•	Internal control environment;

•	Corporate governance;

•	Consequences of the lawsuits related to the stock option investigation;

•	The level and terms of our outstanding debt;

•	Outcome and effect of current and potential future intellectual property litigation;

•	Resolution of the governmental agency matters involving us;

•	Litigation expenses;

•	Protection of intellectual property;

•	Terms of our licenses;

•	Amounts owed under licensing agreements;

•	Indemnification and technical support obligations; and

•	Likelihood of paying dividends or repurchasing stock.

You can identify these and other forward-looking statements by the use of words such as “may,” “future,” “shall,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “continue,” or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors.” All forward-looking statements included in this document are based on our assessment of information available to us at this time. We assume no obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling stockholders.

SELLING SECURITY HOLDERS

Up to 6,380,806 shares of common stock are being offered by this prospectus, all of which are being offered for resale for the account of the selling stockholders. Unless otherwise noted below, the shares being offered were issued to the selling stockholders pursuant to an Agreement and Plan of Merger dated May 12, 2011, by and among Rambus, CRI and certain other parties in connection with our acquisition of CRI. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock being registered.

The table below sets forth certain information known to us, based upon written representations from the selling stockholders, with respect to the beneficial ownership of our shares of common stock held by the selling stockholders as of June 3, 2011, the closing date of the acquisition of CRI, except as described in the notes to such table. Because the selling stockholders may sell, transfer or otherwise dispose of all, some or none of the shares of our common stock covered by this prospectus, we cannot determine the number of such shares that will be sold, transferred or otherwise disposed of by the selling stockholders, or the amount or percentage of shares of our common stock that will be held by the selling stockholders upon termination of any particular offering. See “Plan of Distribution.” For purposes of the table below, we assume that the selling stockholders will sell all their shares of common stock covered by this prospectus. Certain shares of common stock included in the table below are being held in escrow until December 2012, subject to any claims, to fund any indemnification obligations to Rambus following the consummation of the merger.

In the table below, the percentage of shares beneficially owned is based on 107,785,430 shares of our common stock outstanding at March 31, 2011, determined in accordance with Rule 13d-3 under the Exchange Act. Under such rule, beneficial ownership includes any shares over which the selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days of such date through the exercise of any options or other rights. Except as otherwise indicated, we believe that the selling stockholders have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them.

	Prior to the Offering(1)				After the Offering
	Number of			Number of	Number of
	Shares of		Percent of	Shares of	Shares of	Percent of
	Common Stock		Shares of	Common Stock	Common Stock	Shares of
	Beneficially		Common Stock	Being Registered	Beneficially	Common Stock
Name of Selling Stockholder	Owned		Outstanding	for Resale	Owned	Outstanding

Paul Kocher	3,883,291	(2)	3.48%	3,883,291	—	*
Benjamin Jun	604,479	(3)	*	604,479	—	*
Christopher Rodgers	505,395	(4)	*	505,395	—	*
Joshua Jaffe	385,758	(5)	*	385,758	—	*
Carter Laren	153,617	(6)	*	153,617	—	*
Nate Lawson	103,935	(7)	*	103,935	—	*
Joseph Yang	80,405	(8)	*	80,405	—	*
Hellman Family Revocable Trust	55,965	(9)	*	55,965	—	*
Jennifer Craft	55,965	(10)	*	55,965	—	*
Peter Pearson	43,492	(11)	*	43,492	—	*
Carole Coplan	34,263	(12)	*	34,263	—	*
Pankaj Rohatgi	34,263	(12)	*	34,263	—	*
Trevor Perrin	32,360	(13)	*	32,360	—	*
Christopher Gori	28,552	(14)	*	28,552	—	*
Thomas A. Berson and Dorothy A. Berson Living Trust U/A Dtd 5/24/1983	27,982	(15)	*	27,982	—	*
Dan Boneh	27,982	(16)	*	27,982	—	*
Neumann Trust	27,982	(17)	*	27,982	—	*
Mark Marson	22,842	(18)	*	22,842	—	*

	Prior to the Offering(1)				After the Offering
	Number of			Number of	Number of
	Shares of		Percent of	Shares of	Shares of	Percent of
	Common Stock		Shares of	Common Stock	Common Stock	Shares of
	Beneficially		Common Stock	Being Registered	Beneficially	Common Stock
Name of Selling Stockholder	Owned		Outstanding	for Resale	Owned	Outstanding

Benjamin Levine	22,842	(18)	*	22,842	—	*
Luke Teyssier	19,987	(19)	*	19,987	—	*
Bruce Schneier	19,987	(19)	*	19,987	—	*
Mark Schmick	17,417	(20)	*	17,417	—	*
John-Mark Gurney	17,131	(21)	*	17,131	—	*
Jeremy Cooper	17,131	(21)	*	17,131	—	*
Stephanie Silva Engle	15,989	(22)	*	15,989	—	*
Gilbert Goodwill	14,276	(23)	*	14,276	—	*
Joseph Inkenbrandt	14,276	(23)	*	14,276	—	*
Tory Kallman	11,421	(24)	*	11,421	—	*
Thomas Novak	11,421	(24)	*	11,421	—	*
Daniel Beitel	11,421	(24)	*	11,421	—	*
Andrew Lieserson	11,421	(24)	*	11,421	—	*
Cynthia Yu	10,992	(25)	*	10,992	—	*
Yonnie Watkins	9,993	(26)	*	9,993	—	*
Ambuj Kumar	9,993	(26)	*	9,993	—	*
Joseph Boyle	8,565	(27)	*	8,565	—	*
Daniel Ip	8,565	(27)	*	8,565	—	*
Renita Attardi	5,710	(28)	*	5,710	—	*
Elise Acosta	5,710	(28)	*	5,710	—	*
Hannah Kirk	5,710	(28)	*	5,710	—	*
Joseph Bonneau	2,283	(29)	*	2,283	—	*
TOTALS:	6,380,769	(30)		6,380,769

(*)	Less than 1%.

(1)	The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose.

(2)	Includes 776,658 shares held in escrow.

(3)	Includes 120,896 shares held in escrow.

(4)	Includes 101,079 shares held in escrow.

(5)	Includes 77,151 shares held in escrow.

(6)	Includes 30,723 shares held in escrow.

(7)	Includes 20,787 shares held in escrow.

(8)	Includes 16,081 shares held in escrow.

(9)	Includes 11,193 shares held in escrow. Martin Hellman and Dorothie Hellman share voting and dispositive power as trustees of the trust.

(10)	Includes 11,193 shares held in escrow.

(11)	Includes 8,698 shares held in escrow.

(12)	Includes 6,852 shares held in escrow.

(13)	Includes 6,472 shares held in escrow.

(14)	Includes 5,710 shares held in escrow.

(15)	Includes 5,596 shares held in escrow. Thomas Berson and Dorothy Berson share voting and dispositive power as trustees of the trust.

(16)	Includes 5,596 shares held in escrow.

(17)	Includes 5,596 shares held in escrow. Peter Neumann and Elizabeth Neumann share voting and dispositive power as trustees of the trust.

(18)	Includes 4,568 shares held in escrow.

(19)	Includes 3,997 shares held in escrow.

(20)	Includes 3,483 shares held in escrow.

(21)	Includes 3,426 shares held in escrow.

(22)	Includes 3,198 shares held in escrow.

(23)	Includes 2,855 shares held in escrow.

(24)	Includes 2,284 shares held in escrow.

(25)	Includes 2,198 shares held in escrow.

(26)	Includes 1,998 shares held in escrow.

(27)	Includes 1,713 shares held in escrow.

(28)	Includes 1,142 shares held in escrow.

(29)	Includes 456 shares held in escrow.

(30)	Amount reflects the cashing out of fractional shares and rounding of shares held in escrow.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of the shares of common stock beneficially owned by them and offered hereby.

The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions.

The selling stockholders may undertake such transactions by selling the shares of common stock to or through broker-dealers. The shares of common stock may be sold through broker-dealers by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	in privately negotiated transactions.

Any shares of common stock that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to the Registration Statement.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling stockholders have informed us that none of them has any agreement or understanding, directly or indirectly, with any person to distribute the common stock. If any selling stockholder notifies us that an arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering or secondary distribution or a purchase by a broker or dealer, we may be required to file a prospectus supplement pursuant to the applicable rules promulgated under the Securities Act of 1933.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, or the selling stockholders may be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from written information furnished to us by the selling stockholders specifically for use in this prospectus.

None of the selling stockholders intends to use any means of distributing or delivering the prospectus other than by hand or the mails, and none of the selling stockholders intends to use any forms of prospectus other than printed prospectuses.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradeable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for Rambus by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Rambus Inc. for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room in Washington, D.C., located at 100 F Street, N.E. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public over the internet from the SEC’s website at www.sec.gov, or our website at www.Rambus.com. The contents of our website are not incorporated by reference in or otherwise a part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this registration statement until the selling stockholders listed herein sell all of the shares of our common stock registered under this prospectus:

1. our Annual Report on Form 10-K for the year ended December 31, 2010;

2. our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011;

3. the information specifically incorporated by reference into the Annual Report from our definitive proxy statement on Schedule 14A, dated March 17, 2011;

4. our Current Reports on Form 8-K, filed with the SEC on May 3, 2011 and May 12, 2011; and

5. the description of our common stock, $0.001 par value per share, contained in the Registration Statement on Form 8-A (file no. 000-22339) declared effective by the SEC on April 2, 1997, including any amendments or reports filed for the purpose of updating that description.

This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about Rambus and our common stock.

Documents incorporated by reference are available from us, without charge, excluding all exhibits unless specifically incorporated by reference in the documents. You may obtain documents incorporated by reference in this prospectus by writing to us at the following address or by calling us at the telephone number listed below:

Investor Relations
Rambus Inc.
1050 Enterprise Way, Suite 700
Sunnyvale, CA 94089

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

6,380,806 Shares

Common Stock

PROSPECTUS

June 7, 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The Registrant will pay all reasonable expenses incident to the registration of the shares other than any commissions and discounts of underwriters, dealers or agents. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

Amount to
be paid

SEC registration fee	$10,268
Printing fees	3,000
Legal fees and expenses	50,000
Accounting fees and expenses	10,000

Total	$73,268

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our certificate of incorporation and bylaws provide for the indemnification of present and former directors, officers, employees and agents of ours and persons serving as directors, employees or agents of another corporation or entity at our request to the fullest extent permitted by the Delaware General Corporation Law. In addition, we enter into indemnification agreements with each of our directors and executive officers pursuant to which such persons are indemnified for costs and expenses actually and reasonably incurred by such persons in connection with a threatened, pending or completed claim arising out of service as a director, officer, employee, trustee and/or agent of ours or another entity at our request. We maintain an insurance policy insuring our directors and officers against liability for certain acts and omissions while acting in their official capacities.

ITEM 16.	EXHIBITS.

See Exhibit Index immediately following the signature pages.

ITEM 17.	UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the

Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to the effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer and sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to be the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities, (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sunnyvale, California, on June 7, 2011.

Rambus Inc.

By:	/s/ Satish Rishi
Satish Rishi
Senior Vice President, Finance and
  Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Harold Hughes, Satish Rishi and Thomas R. Lavelle, and each of them, as his or her true and lawful attorney in fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3 (including post effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney in fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney in fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Harold Hughes Harold Hughes	Chief Executive Officer, President and Director (Principal Executive Officer)	June 3, 2011

/s/ Satish Rishi Satish Rishi	Senior Vice President, Finance and Chief Financial Officer (Principal Financial & Accounting Officer)	June 7, 2011

/s/ Bruce Dunlevie Bruce Dunlevie	Director	June 3, 2011

/s/ J. Thomas Bentley J. Thomas Bentley	Director	June 3, 2011

/s/ Sunlin Chou Sunlin Chou	Director	June 3, 2011

/s/ P. Michael Farmwald P. Michael Farmwald	Director	June 3, 2011

Signature	Title	Date

/s/ Penelope Herscher Penelope Herscher	Director	June 4, 2011

/s/ Mark Horowitz Mark Horowitz	Director	June 3, 2011

/s/ David Shrigley David Shrigley	Director	June 3, 2011

/s/ Abraham D. Sofaer Abraham D. Sofaer	Director	June 3, 2011

/s/ Eric Stang Eric Stang	Director	June 3, 2011

EXHIBIT INDEX

Exhibit
Number		Description of Document

3	.1(1)	Amended and Restated Certificate of Incorporation of Registrant filed May 29, 1997.
3	.1(2)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant filed June 14, 2000.
3	.2(3)	Amended and Restated Bylaws of Registrant dated November 13, 2007.
5	.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23	.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1 hereto)
24.1		Power of Attorney (contained on signature page hereto)

*	Filed herewith

(1)	Incorporated by reference to the Form 10-K filed on December 15, 1997.

(2)	Incorporated by reference to the Form 10-Q filed on May 4, 2001.

(3)	Incorporated by reference to the Form 10-Q filed on August 4, 2008.